 Ciudad Autónoma de Buenos Aires, September 12th, 2023

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform that, on the date hereof, the Company received a resignation letter presented by Darío Epstein to his position as Director of the Company, effective as from September 12th, 2023.

The abovementioned resignation obeys to personal reasons and will be considered by the next Board of Directors meeting.

Sincerely,

María Agustina Montes

Head of Market Relations